SP-Flex:
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            (i) in the case of a premium paid under a policy on an insured person age 65 and under, commissions equal to 3% of the premium paid; and (ii) in the case of a premium paid under a policy on an insured person age 66 through age 78, commissions equal to 2 1/4% of the premium paid.